UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                    VINEYARD OIL AND GAS CO.
                         (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                              None
                         (CUSIP Number)

                  Vasilios T. Nacopoulos, Esq.
             Knox McLaughlin Gornall & Sennett, P.C.
          120 West Tenth Street, Erie, Pa.  16501-1461
                         (814) 459-2800
                    vnacopoulos@kmgslaw.com
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 27, 2002
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      CUSIP No.  None

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James J. Concilla, on behalf of himself and the following group of Shareholders: Margaret J. Concilla, Luigi Mazza, Wilbur E. Johnson, Jr., W. Eric Johnson, Cheryl B. Johnson, Quinn E. Johnson, Walter E. Johnson, H. Gunther Edelmann, Beverly W. Edelmann, Charles L. Valone, Alice E. Valone, Joanne M. Valone, Samuel J. Valone, Thomas Marano, Arlene Marano, Bruce M. Campbell, Peggy A. Campbell, Jeffrey Buchholz, Barbara J. Beck, Ann L. Carlin, Nicholas J. Gervase, David A. Gervase, Kathleen Gervase Heberlein, Patricia Gervase Shields-Myers, and James S. Gervase

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) X
     (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) Other--OO (See Item 3, below)

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America

NUMBER OF                  7.  SOLE VOTING POWER
SHARES                          467,893.13 (8.9%) (See Item 5)
BENEFICIALLY
OWNED BY                   8.  SHARED VOTING POWER
EACH                            619,922.75 (11.8%) (See Item 5)
REPORTING
PERSON                     9.  SOLE DISPOSITIVE POWER
WITH                            467,893.13 (8.9%) (See Item 5)

                           10. SHARED DISPOSITIVE POWER
                                619,922.75 (11.8%) (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
James J. Concilla individually owns 137,625 shares. He owns an additional 169,636.25 shares jointly with his wife, Margaret Concilla. The group currently has beneficial ownership of 1,087,815.88 shares. (See Item 5 for the ownership of the individual group members)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) James J. Concilla individually and jointly with his wife, Margaret Concilla, owns approximately 5.8% of the outstanding shares. The group currently has beneficial ownership of approximately 20.6% of the outstanding shares. (See Item 5 for the percentage ownership of the individual group members)

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  Individual--IN

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of Vineyard Oil & Gas Co. whose principal executive offices are located at 10299 West Main Road, North East, PA 16428. The Company's mailing address is P.O Box 391, North East, PA 16428.


ITEM 2. IDENTITY AND BACKGROUND

     The members of the group of shareholders to which this statement relates are as follows:

James J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Margaret J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Luigi Mazza
11787 East Lake Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Wilbur E. Johnson, Jr.
1324 South Shore Drive, Apt. 1007
Erie, PA  16505
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

W. Eric Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: Stockbroker
     Acument Securities, Inc.
     3800 West Twelfth Street
     Erie, PA  16505
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Cheryl B. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Quinn E. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Walter E. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

H. Gunther Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Beverly W. Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Charles L. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Alice E. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Joanne M. Valone
3139 B 38th Street South
St. Petersburg, FL  33711
Occupation/Employment: Physician Assistant
     Advanced Orthopaedic Associates
     3500 E. Fletcher Ave. #325
     Tampa, FL  33613
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Samuel J. Valone
11840 Findley Lake Road
North East, PA  16428
Occupation/Employment: Farmer/Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Thomas Marano
540 East Main Street
Grove City, PA  16127
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Arlene Marano
540 East Main Street
Grove City, PA  16127
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Bruce M. Campbell
12350 East Lake Road
North East, PA  16428
Occupation/Employment: Production Worker
     Better Baked Foods
     56 Smedly Street
     North East, PA  16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Peggy A. Campbell
12350 East Lake Road
North East, PA  16428
Occupation/Employment: Medical Receptionist
     Concentra Medical Center
     2901 East Lake Road
     Erie, PA  16531
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Jeffrey Buchholz
149 Orchard Beach Road
North East, PA  16428
Occupation/Employment: Teacher
     Ripley School District
     Ripley, NY  14775
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Barbara J. Beck
158 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Teacher
     Ripley Central School
     Ripley, NY  14775
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Ann L. Carlin
240 East 28th Street
Erie, PA  16504
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Nicholas J. Gervase
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Technical Support Manager
     Lord Corporation
     2000 West Grandview Blvd.
     Erie, PA  16509
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

David A. Gervase
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Kathleen Gervase Heberlein
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Patricia Gervase Shields-Myers
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

James S. Gervase
3312 Hershey Road
Erie, PA  16506
Occupation/Employment: Pharmacist/Company Sales Representative
     Bristol Myers Squibb
     3312 Hershey Road
     Erie, PA  16506
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The group acquired beneficial ownership of the shares by virtue of the formation of the group (see Exhibit A), and the group did not expend any funds to acquire such shares. The sources and amounts of funds each group member originally used to acquire their securities are as follows:

James J. Concilla
     Source: Personal/No Loans
     Amount: $6,000.00

James J. Concilla and Margaret J. Concilla, Jointly
     Source: Personal/No Loans
     Amount: $11,525.00

Luigi Mazza
     Source: Personal/No Loans
     Amount: $3,000.00

Wilbur E. Johnson, Jr.
     Source: Personal/No Loans
     Amount: $23,783.93

W. Eric Johnson
     Source: Personal/No Loans
     Amount: $8,409.85

Cheryl B. Johnson
     Source: Gift/No Loans
     Amount: $0.00

Quinn E. Johnson
     Source: Gift/No Loans
     Amount: $0.00

Walter E. Johnson
     Source: Gift/No Loans
     Amount: $0.00

H. Gunther Edelmann and Beverly W. Edelmann, Jointly
     Source: Personal/No Loans
     Amount: $4,975.00

Charles L. Valone and Alice E. Valone, Jointly
     Source: Personal/No Loans
     Amount: $5,680.00

Joanne M. Valone
     Source: Inheritance/No Loans
     Amount: $0.00

Samuel J. Valone
     Source: Inherited/No Loans
     Amount: $0.00

Thomas and Arlene Marano, Jointly
     Source: Personal/No Loans
     Amount: $1,492.00

Bruce M. and Peggy A. Campbell, Jointly
     Source: Personal/No Loans
     Amount: $1,895.00

Jeffrey Buchholz
     Source: Personal/No Loans
     Amount: $617.00

Barbara J. Beck
     Source: Personal/No Loans
     Amount: $1901.00

Ann L. Carlin
     Source: Inherited/No Loans
     Amount: $0.00

Nicholas J. Gervase
     Source: Power of Attorney
     Amount: $0.00

David A. Gervase
     Source: Personal/No Loans
     Amount: $5001.00

Kathleen Gervase Heberlein
     Source: Inherited/No Loans
     Amount: $0.00

Patricia Gervase Shields-Myers
     Source: Inherited/No Loans
     Amount: $0.00

James S. Gervase
     Source: Inherited/No Loans
     Amount: $0.00

James S. and Kim Gervase, Jointly
     Source: Inherited/No Loans
     Amount: $0.00


ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the group is to attract a purchaser for the stock of the group members. The undertaking of the group is set forth in Exhibit A attached hereto. The tasks of James J. Concilla are to compile names of persons interested in joining a group of shareholders who are interested in selling their shares in the issuer and to make any necessary filings with the SEC on behalf of the group. Therefore, the undertaking may result in the acquisition of the securities by another person.

     However, to the best of James J. Concilla's knowledge, the group does not have any plan or proposal which relates to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated in this paragraph.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of Common Stock of the Issuer identified in Item 1 that are beneficially owned by the group of persons listed in Item 2 equals 1,087,815.88 shares, which is approximately 20.6% of the 5,275,562.5 shares of stock outstanding.

     The members of the group retain the individual voting rights as to their respective shares, except in the instances where some of the group members are joint owners of shares or are guardians of minor shareholders or have power of attorney over another's shares. Neither the group nor James J. Concilla has the right to vote the collective shares of the group members. The members of the group retain their individual disposition rights as to their respective shares, except in the instances where some of the group members are joint owners of shares or are guardians of minor shareholders or have power of attorney over another's shares. The disposition rights of the individual group members cannot be unilaterally exercised on behalf of the group by any one person. According to the agreement contained in Exhibit A below, James J. Concilla may not enter into any agreements with potential purchasers for the sale of the other group members' stock.

     The following is a list of each group member's respective sole and shared voting and disposition rights (all percentages have been rounded to the nearest one/tenth percent):

James J. Concilla
     Sole voting power over 137,625 shares (2.6%)
     Shared voting power over 169,636.25 shares owned jointly with
          Margaret J. Concilla (3.2%)
     Sole disposition power over 137,625 shares (2.6%)
     Shared disposition power over 169,636.25 shares owned jointly with Margaret J. Concilla (3.2%)

Margaret J. Concilla
     Sole voting power over no shares
     Shared voting power over 169,636.25 shares owned jointly with
          James J. Concilla (3.2%)
     Sole disposition power over no shares
     Shared disposition power over 169,636.25 shares owned jointly with James J. Concilla (3.2%)

Luigi Mazza
     Sole voting power over 75,000 shares (1.5%)
     Shared voting power over no shares
     Sole disposition power over 75,000 shares (1.5%)
     Shared disposition power over no shares

Wilbur E. Johnson, Jr.
     Sole voting power over 94,011.25 shares (1.8%)
     Shared voting power over no shares
     Sole disposition power over 94.011.25 shares (1.8%)
     Shared disposition power over no shares

W. Eric Johnson
     Sole voting power over 63,345.63 shares (1.2%)
     Shared voting power over 50,000 shares as guardian of
          Quinn E. Johnson and Walter E. Johnson, minors (0.9%) Sole disposition power over 63,345.63 shares (1.2%)
     Shared disposition power over 50,000 shares as guardian of Quinn E. Johnson and Walter E. Johnson, minors (0.9%)

Cheryl B. Johnson
     Sole voting power over 25,000 shares (0.5%)
     Shared voting power over no shares
     Sole disposition power over 25,000 shares (0.5%)
     Shared disposition power over no shares

Quinn E. Johnson
     Sole voting power over no shares
     Shared voting power over 25,000 with father, W. Eric Johnson, as guardian (0.5%)
     Sole disposition power over no shares
     Shared disposition power over 25,000 with father, W. Eric
          Johnson as guardian (0.5%)

Walter E. Johnson
     Sole voting power over no shares
     Shared voting power over 25,000 with father, W. Eric Johnson as guardian (0.5%)
     Sole disposition power over no shares
     Shared disposition power over 25,000 with father, W. Eric
          Johnson as guardian (0.5%)

H. Gunther Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          Beverly W. Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with Beverly W. Edelmann (2.4%)

Beverly W. Edelmann
     Sole voting power over no shares
     Shared voting power over 124,379 shares owned jointly with
          H. Gunther Edelmann (2.4%)
     Sole disposition power over no shares
     Shared disposition power over 124,379 shares owned jointly with H. Gunther Edelmann (2.4%)

Charles L. Valone
     Sole voting power over no shares
     Shared voting power over 142,000 shares owned jointly with
          Alice E. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 142,000 shares owned jointly with Alice E. Valone (2.7%)

Alice E. Valone
     Sole voting power over no shares
     Shared voting power over 142,000 shares owned jointly with
          Charles L. Valone (2.7%)
     Sole disposition power over no shares
     Shared disposition power over 142,000 shares owned jointly with Charles L. Valone (2.7%)

Joanne M. Valone
     Sole voting power over 4,000 shares (0.1%)
     Shared voting power over no shares
     Sole disposition power over 4,000 shares (0.1%)
     Shared disposition power over no shares

Samuel J. Valone
     Sole voting power over 4,000 shares (0.1%)
     Shared voting power over no shares
     Sole disposition power over 4,000 shares (0.1%)
     Shared disposition power over no shares

Thomas Marano
     Sole voting power over no shares
     Shared voting power over 37,298.75 shares owned jointly with
          Arlene Marano (0.7%)
     Sole disposition power over no shares
     Shared disposition power over 37,298.75 shares owned jointly with Arlene Marano (0.7%)

Arlene Marano
     Sole voting power over no shares
     Shared voting power over 37,298.75 shares owned jointly with
          Thomas Marano (0.7%)
     Sole disposition power over no shares
     Shared disposition power over 37,298.75 shares owned jointly with Thomas Marano (0.7%)

Bruce M. Campbell
     Sole voting power over no shares
     Shared voting power over 47,375 shares owned jointly with
          Peggy Campbell (0.9%)
     Sole disposition power over no shares
     Shared disposition power over 47,375 shares owned jointly with Peggy Campbell (0.9%)

Peggy A. Campbell
     Sole voting power over no shares
     Shared voting power over 47,375 shares owned jointly with
          Bruce Campbell (0.9%)
     Sole disposition power over no shares
     Shared disposition power over 47,375 shares owned jointly with Bruce Campbell (0.9%)

Jeffrey Buchholz
     Sole voting power over 29,092.5 shares (0.6%)
     Shared voting power over no shares
     Sole disposition power over 29,092.5 shares (0.6%)
     Shared disposition power over no shares

Barbara J. Beck
     Sole voting power over 12,675 shares (0.2%)
     Shared voting power over no shares
     Sole disposition power over 12,675 shares (0.2%)
     Shared disposition power over no shares

Ann L. Carlin
     Sole voting power over 7,162.5 shares (0.1%)
     Shared voting power over no shares
     Sole disposition power over 7,162.5 shares (0.1%)
     Shared disposition power over no shares

Nicholas J. Gervase
     Sole voting power over no shares
     Shared voting power over 48,633.75 as attorney-in-fact for David A. Gervase, Kathleen Gervase Heberlein, and Patricia Gervase Shields-Myers (0.9%)
     Sole disposition power over no shares
     Shared disposition power over 48,633.75 as attorney-in-fact for David A. Gervase, Kathleen Gervase Heberlein, and Patricia Gervase Shields-Myers (0.9%)

David A. Gervase
     Sole voting power over no shares
     Shared voting power over 17,451.25 shares with his attorney-
          in-fact, Nicholas J. Gervase (0.3%)
     Sole disposition power over no shares
     Shared disposition power over 17,451.25 shares with his attorney-in-fact, Nicholas J. Gervase (0.3%)

Kathleen Gervase Heberlein
     Sole voting power over no shares
     Shared voting power over 15,591.25 shares with her attorney-
          in-fact, Nicholas J. Gervase (0.3%)
     Sole disposition power over no shares
     Shared disposition power over 15,591.25 shares with her attorney-in-fact, Nicholas J. Gervase (0.3%)

Patricia Gervase Shields-Myers
     Sole voting power over no shares
     Shared voting power over 15,591.25 shares with her attorney-
          in-fact, Nicholas J. Gervase (0.3%)
     Sole disposition power over no shares
     Shared disposition power over 15,591.25 shares with her attorney-in-fact, Nicholas J. Gervase (0.3%)

James S. Gervase
     Sole voting power over 15,981.25 (0.3%)
     Shared voting power over 600 shares owned jointly with Kim
          Gervase (0.0%)
     Sole disposition power over 15,981.25 (0.3%)
     Shared disposition power over 600 shares owned jointly with Kim Gervase

According to the knowledge of James J. Concilla, there have been no transactions in the common stock that were effected during the past sixty days by the members of the group.

     According to the knowledge of James J. Concilla, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities owned by members of the group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     According to the knowledge of James J. Concilla, no contract, arrangement, understandings or relationships (legal or otherwise) exist between the members of the group with respect to the common stock of the issuer except as indicated in this Schedule and in Exhibit A hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:  Letter Agreement to Group Members with
                 Acknowledgment Signature Blocks


[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2002

                               James J. Concilla
                               ________________________
                               James J. Concilla

                             EXHIBIT A
Letter Agreement To Group Members With Acknowledgment Signature
Blocks

Fellow Vineyard Oil & Gas Shareholder:

     EAST Resources, Inc. and/or its subsidiaries or affiliates (collectively, "EAST") is interested in purchasing up to 1,000,000 shares from a single block of Vineyard Oil & Gas (the "Company") shareholders. I propose to file a Schedule 13D with the SEC which will give public notice that a group of shareholders are interested in selling their shares.

     It is important to clarify what I will undertake, and what I will not be undertaking. I will only be attempting to collect the names of enough interested parties to file a Schedule 13D, which will provide EAST with the opportunity to purchase the number of shares they desire. I will not negotiate specific terms with EAST on your behalf, nor will I give any advice as to the value of the shares or the future prospects of the Company. I will not be responsible for holding any shares or funds other than my own. Presumably, EAST will use the information from the 13D to individually contact the members of the group, and each member of the group will make their own decision whether to sell their shares to EAST.

     If you have any questions concerning this undertaking, please contact me as soon as possible. If you would like to be included in this effort, I will need you to complete the questions attached to this letter and return them to me (or return your acknowledgment and the completed questionnaire to David M. Mosier at the Knox Law Firm, 120 West 10th Street, Erie, PA 16501, (814) 459-2800). A copy of this letter is enclosed for your records.

                                    Sincerely,

                                    James J. Concilla

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ James J. Concilla
Printed Name: James J. Concilla
Address: 20 Blaine Street
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Margaret J. Concilla
Printed Name: Margaret J. Concilla
Address: 20 Blaine Street
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Luigi Mazza
Print Name: Luigi Mazza
Address: 11787 E Lake Rd
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Wilbur E. Johnson, Jr.
Print Name: Wilbur E. Johnson, Jr.
Address: 1324 South Shore Dr. Apt 1007
         Erie, PA 16505

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ W. Eric Johnson
Print Name: W. Eric Johnson
Address: 4404 Prestwick Dr.
         Erie, PA 16506

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Cheryl B. Johnson
Print Name: Cheryl B. Johnson
Address: 4404 Prestwick Dr.
         Erie, PA 16506

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ H. Gunther Edelmann  /s/ Beverly W. Edelmann
Printed Name: H. Gunther Edelmann  Beverly W. Edelmann
Address: 1786 Ridgecrest Rd.
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Charles L. Valone /s/ Alice E. Valone
Printed Name: Charles L. Valone  Alice E. Valone
Address: 185 Sunset Bch. Rd.
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Joanne M. Valone
Printed Name: Joanne M. Valone
Address: 3139 B 38th Street South
         St. Petersburg, FL  33711

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Samuel J. Valone
Printed Name: Samuel J. Valone
Address: 11840 Findley Lake Rd.
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Thomas A. Marano /s/ Arlene Marano
Printed Name: Thomas Marano / Arlene Marano
Address: 540 E. Main St. Ext.
         Grove City, PA  16127

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Bruce Campbell /s/ Peggy Campbell
Printed Name: Bruce Campbell  Peggy Campbell
Address: 12350 East Lake Road
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Jeffrey Buchholz
Printed Name: Jeffrey Buchholz
Address: 149 Orchard Beach Road
         North East, PA 16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Barbara J. Beck
Printed Name: Barbara J. Beck
Address: 158 Sunset Beach Road
         North East, PA  16428

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Ann L. Carlin
Printed Name: Ann L. Carlin
Address: 240 East 28th St.
         Erie, PA 16504

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ Nicholas J. Gervase
Printed Name: Nicholas J. Gervase
Address: 3022 Westwood Estates Dr.
         Erie, PA  16506

                        ACKNOWLEDGMENT

I accept the proposed undertaking of James J. Concilla outlined above. I authorize James J. Concilla to make appropriate filings with the SEC as may be necessary or desirable as a result of my acceptance of the undertaking.

Signature: /s/ James S. Gervase
Print Name: James S. Gervase
Address:3312 Hershey Rd
        Erie, PA 16506